UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1 to
Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND REAL ESTATE INCOME TRUST, INC.

(Name of Subject Company)

INLAND REAL ESTATE INCOME TRUST, INC.

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

457464105

(CUSIP Number of Class of Securities)

Mitchell A. Sabshon

President and Chief Executive Officer

Inland Real Estate Income Trust, Inc

2901 Butterfield Road

Oak Brook, IL 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567	Robert H. Baum Executive Vice President and General Counsel The Inland Real Estate Group, LLC 2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2018 (as amended from time to time, the “Schedule 14D-9”) by Inland Real Estate Income Trust, Inc., a Maryland corporation (the “Company”). The original filing on Schedule 14D-9 related to a tender offer (the “Tender Offer”) made jointly by MPF Northstar Fund, LP, MPF Northstar Fund 2, LP, MacKenzie Northstar Fund 3, LP, MacKenzie Badger Acquisition Co. 4, LLC, MPF Flagship Fund 14, LLC and SCM Special Fund 3, LP (collectively, the “Purchaser”) to purchase up to 2,000,000 shares of the Company’s outstanding common stock, par value $0.001 per share (the “Shares”), at a purchase price of $11.65 per Share, in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO filed with the SEC by the Purchaser on September 10, 2018, as amended by Amendment No.1 to Schedule TO filed with the SEC on September 18, 2018, and as may be further amended from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.

This Amendment is being filed to update and supplement Item 4 of the Schedule 14D-9 as reflected below.

Item 4. The Solicitation or Recommendation

The penultimate paragraph of Item 4(b) of the Schedule 14D-9 is superseded in its entirety by the following:

“In the interest of providing Stockholders with additional information, the letter to the Company’s Stockholders attached hereto as Exhibit (a)(1) (the “Letter to Stockholders”) also discusses recent initiatives considered by the Board that may enhance long-term Stockholder value. For example, the Letter to Stockholders states that on September 5, 2018, the Board authorized management to further investigate the market for, potential structure of, timeline and costs of converting the Company into a perpetual-life NAV REIT. However, investigation of these strategies and authorization to further review an NAV REIT structure was not an important factor in the Board’s analysis of the Tender Offer particularly because the Board has not decided on a course of action. Rather, the bullet points contained in the Letter to Stockholders under the heading “Why Reject the MacKenzie Offer?,” as summarized above, reflect the factors considered by, and the basis for, the Board’s recommendation to reject the Tender Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Inland Real Estate Income Trust, Inc.

By:	/s/ Mitchell A. Sabshon
Name:	Mitchell A. Sabshon
Title:	President and Chief Executive Officer
Date:	September 27, 2018